Exhibit 99.1

PRESS RELEASE
ASPEN PRICES PUBLIC OFFERING OF $250 MILLION OF DEPOSITARY SHARES REPRESENTING PERPETUAL NON-CUMULATIVE PREFERENCE SHARES

HAMILTON, Bermuda--August 6, 2019 (BUSINESS WIRE)-- Aspen Insurance Holdings Limited (“Aspen”) (NYSE:AHL) has priced an underwritten public offering of 10,000,000 Depositary Shares, each of which represents a 1/1000th interest in a share of the Company’s newly designated 5.625% Perpetual Non-Cumulative Preference Shares (the “Preference Shares”). The Preference Shares have a liquidation preference of $25,000 per Preference Share, equivalent to $25 per Depositary Share (or $250 million in aggregate liquidation preference).
The offering was made pursuant to an effective shelf registration statement and is expected to close on August 13, 2019, subject to the satisfaction of customary closing conditions. Aspen intends to use the net proceeds from the offering to redeem all of Aspen’s outstanding 6.00% Senior Notes due 2020 and for general corporate purposes.
The Preference Shares rank equally with preference shares previously issued by Aspen and have no fixed maturity date. Aspen may redeem all or a portion of the shares at a redemption price of $25,000 per Preference Share, equivalent to $25 per Depositary Share, on or after October 1, 2024. In addition, Aspen may redeem shares prior to October 1, 2024 in certain other circumstances at applicable redemption prices. Aspen intends to list the Preference Shares on the New York Stock Exchange under the symbol “AHLPRE.”
The offering was led by Wells Fargo Securities, LLC, BofA Securities, Inc. and Morgan Stanley & Co. LLC, as joint book-running managers.
This offering may be made only by means of a preliminary prospectus supplement and accompanying prospectus. Copies of the final prospectus and accompanying prospectus may be obtained, when available, from the U.S. Securities and Exchange Commission's website at www.sec.gov. Alternatively, these documents are available from the underwriters by contacting any of the following:

•	Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, Minnesota 55402, Attention: WFS Customer Service, Telephone: (800) 645-3751, Email: wfscustomerservice@wellsfargo.com

•	BofA Securities, Inc., 200 N. College Street, Charlotte, North Carolina 28202, Attention: Prospectus Department. Telephone: (800) 294-1322,
Email: dg.prospectus_requests@baml.com

•	Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, Telephone: (800) 584-6837,
Email: prospectus@morganstanley.com

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Depositary Shares or the Preference Shares, nor shall there be any sale of the Depositary Shares or the Preference Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
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About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Ireland, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and the United States. For the year ended December 31, 2018, Aspen reported $12.5 billion in total assets, $7.1 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A” by Standard & Poor’s Financial Services LLC (“S&P”), an “A” (“Excellent”) by A.M. Best Company Inc. (“A.M. Best”) and an “A2” by Moody’s Investors Service, Inc. (“Moody’s”).
Cautionary Statement Regarding Forward-Looking Statements
This press release contains written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” “estimate,” “may,” “likely,” “continue,” “assume,” “objective,” “aim,” “guidance,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made and Aspen undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.
All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such statements. For a description of uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2018, as amended by Amendment No. 1 on Form 10-K/A and Quarterly Report on Form 10-Q for the three months ended March 31, 2019, each as filed with the U.S. Securities and Exchange Commission.

Media enquiries to:
Peter Krinks, Senior Group Communications Manager
peter.krinks@aspen.co
+44 20 7184 8544